

July 12, 2016

<u>Via E-Mail</u>
Mr. Marc Belsky
Senior Vice President and Chief Financial Officer
Five Prime Therapeutics Inc.
Windsor Place, 3rd Floor
Two Corporate Drive
South San Francisco, CA 94080

      Re: **Five Prime Therapeutics Inc.**
                Form 10-K for the Year Ended December 31, 2015
                Filed March 11, 2016
                File No. 001-36070

Dear Mr. Belsky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance